UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-104916

Trump Casino Holdings, LLC

(Exact name of registrant as specified in its charter)

C/O Trump Hotels & Casino Resorts Holdings, LP

1000 Boardwalk at Virginia Avenue

Atlantic City, NJ 08401

(609) 449-6515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission File Number 333-104916

Trump Casino Funding, Inc.

(Exact name of registrant as specified in its charter)

C/O Trump Hotels & Casino Resorts Holdings, LP

1000 Boardwalk at Virginia Avenue

Atlantic City, NJ 08401

(609) 449-6515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11 5/8% First Priority Mortgage Notes Due 2010

17 5/8% Second Priority Mortgage Notes Due 2010

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record of the 11 5/8% First Priority Mortgage Notes due 2010 of the registrants as of the certification or notice date: 1

Approximate number of holders of record of the 17 5/8% Second Priority Mortgage Notes due 2010 of the registrants as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRUMP CASINO HOLDINGS, LLC

Dated:	May 16, 2005	By:	/s/ JOHN P. BURKE
John P. Burke
Executive Vice President
(Duly Authorized Officer and Principal
Financial and Accounting Officer)

TRUMP CASINO FUNDING, INC.

Dated:	May 16, 2005	By:	/s/ JOHN P. BURKE
John P. Burke
Executive Vice President
(Duly Authorized Officer and Principal
Financial and Accounting Officer)